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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 5, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 7 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          00
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    14,495,474*
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    14,495,474*
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    14,597,474*
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]


-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    44.65%   (See Item 5)*
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

*Includes 8,459,970 shares of Incomnet Common Stock issuable on conversion of
725.473 shares of Incomnet Series A Convertible Preferred Stock and 872.738 shares of Incomnet Series B Preferred Stock (collectively, the "Preferred Shares") which Mr. Casey purchased on November 5, 1998 under the Option Agreement dated July 15, 1998 described in Amendment No. 6 to Mr. Casey's Statement. Incomnet does not currently have sufficient authorized but unissued shares of Common Stock to effect the conversion of the Preferred Shares into common stock. Further, Mr. Casey is obligated, pursuant to the terms of the Board Change Agreement dated August 28, 1998 to hold the Preferred Shares until November 4, 1999 (the "Redemption Period") during which time the Company plans to redeem the Preferred Shares if it is financially able to do. If the Company is not able to redeem the Preferred Shares during the Redemption Period, Mr. Casey is obligated to convert the Preferred Shares into Common Stock and offer the Common Stock to all shareholders of Incomnet on a pro-rata basis at an offering price representing no actual profit to Mr. Casey.

                                                               -----------------
                                                               Page 3 of 7 Pages
                                                               -----------------

        This Statement is the fifteenth Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 15 have the meanings given to them in the Statement.

Item 1. Security and Issuer.

        This Statement relates to the Common Stock of Incomnet and Series A and Series B Preferred Stock that is convertible into Common Stock. On November 5, 1998 Mr. Casey exercised his Option to purchase 725.473 shares of Series A Convertible Preferred Stock and 872.738 shares of Series B Convertible Preferred Stock. Incomnet's executive offices are located at 2801 Main Street, Irvine, California 92614.

Item 3. Source and Amount of Funds or Other Consideration.

        On November 5, 1998, Mr. Casey purchased an aggregate of 725.473 shares of Incomnet Series A Convertible Preferred Stock and 872.738 shares of Incomnet Series B Preferred Stock pursuant to the Option Agreement first described in Amendment No. 6 to Mr. Casey's Statement (the "Preferred Shares"). Mr. Casey purchased the Preferred Shares using funds borrowed from by Ironwood Telecom LLC evidenced by a Secured Promissory Note. Ironwood Telecom LLC is a Colorado limited liability company ("Ironwood") that currently invests in telecommunications related businesses. The owner of a majority of the equity of Ironwood is Quince Associates, a Maryland investment partnership.

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                                                               Page 4 of 7 Pages
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Promissory Note is secured by a Stock Pledge Agreement whereby Mr. Casey has pledged the Preferred Shares as collateral for payment under the Secured Promissory Note. National Telephone & Communications, Inc., Incomnet's wholly-owned subsidiary, has guaranteed payment by Mr. Casey under the Secured Promissory Note. The Secured Promissory Note bears simple interest at 18% and has no prepayment penalties. The Secured Promissory Note is due on the earlier of the redemption of the Preferred Shares by Incomnet or sale of the Common
Stock underlying the Preferred Shareholders to Incomnet's shareholders as described in Item 5 below.

Item 4.  Purpose of Transaction.

      As previously disclosed in Amendment No. 10 to the Statement, Mr. Casey had agreed, pursuant to the Board Change Agreement, that Incomnet, if it is financially and legally able to do so, will be obligated to purchase the Preferred Shares within one year following the exercise of the option to purchase the Preferred Shares (the "Redemption Period"). If Incomnet is unable to purchase the Preferred Shares during the Redemption Period, Mr. Casey will be obligated to proceed to offer the common stock underlying the Preferred Shares on a pro rata basis to shareholders of record as of a date to be determined in the future. Such common stock will be offered at a per share price representing no actual profit to Mr. Casey. It is Mr. Casey's intent to allow the Preferred Shares to be redeemed during the Redemption Period or offer the Preferred Shares to the shareholders as agreed to in the Board Change Agreement.

Item 5.  Interest in Securities of the Issuer.

        (a) Mr. Casey is the beneficial owner of 6,317,503 shares of Incomnet Common Stock and may be deemed to be the beneficial owner of 8,459,970 additional shares of Common Stock issuable on conversion of the Preferred Shares purchased from Sellers on November 5, 1998. Sellers had tendered the Preferred Shares for conversion into Incomnet Common Stock in June, 1998. Incomnet did not have sufficient authorized Common Stock to convert Sellers' Preferred Shares. Upon learning of the Company's inability to convert the Preferred Shares, Sellers rescinded their conversion and reserved all of their rights against Incomnet.

      As described in Amendment No. 6 to Mr. Casey's Statement, on July 15, 1998, Mr. Casey entered into the Option Agreement to purchase the Preferred Shares from Sellers.

      As described in Amendment No. 13 to Mr. Casey's Statement, on
September 29, 1998, Mr. Casey, the then board of directors of Incomnet and Incomnet completed the Board Change Agreement pursuant to which Mr. Casey agreed to exercise his Option to purchase the Preferred Shares and hold the Preferred Shares for one year to give Incomnet the ability to redeem the Preferred Shares at a price representing no actual profit to Mr. Casey. The Board Change Agreement further provided that if Incomnet were financially unable to redeem the Preferred Shares by the end of such one-year period, Mr. Casey would be required to convert the Preferred Shares into 8,459,970 shares of Common Stock (i.e., the number of shares of Common Stock that Sellers would have received in June, 1998 had Incomnet not run out of authorized Common Stock) and offer such

                                                               -----------------
                                                               Page 5 of 7 Pages
                                                               -----------------


Common Stock on a pro rata basis to all Incomnet shareholders at a price representing no actual profit to Mr. Casey.

        Incomnet continues to have no authorized but unissued Common Stock. An amendment to Incomnet's Articles of Incorporation approved by a vote of a majority of the outstanding shares of Incomnet is needed to effect an increase in the authorized Common Stock. Mr. Casey has agreed to vote his stock in favor of such an increase.

        Assuming conversion of all of the Preferred Shares into Common Stock together with the Common Stock beneficially owned by Mr. Casey, Mr. Casey may be deemed to own 14,597,474 shares of Incomnet Common Stock. Those shares represent 44.65% of the outstanding shares of Common Stock assuming: (i) 20 million shares of Incomnet Common Stock currently authorized and outstanding; (ii) 8,459,970 shares that could be issued to Mr. Casey upon conversion of the Preferred Shares once an increase in the number of authorized shares of Common Stock has been approved by shareholders of Incomnet and assuming Incomnet does not redeem the Preferred Shares; (iii) 1,300,000 shares that are issuable upon on conversion of restricted preferred stock to Denis Richard, Incomnet's President and Chief Executive Officer, following approval of an increase in the number of authorized shares of Common Stock; (iv) Preferred Shares convertible into 2,327,836 shares of Common Stock that are owned by Ironwood (as a result of settlements with certain other former preferred stock holders that were not parties to the Option Agreement with Mr. Casey) but are expected to be redeemed by Incomnet if Incomnet is financially able to redeem such shares; and (v) 600,000 shares of Common Stock that are issuable upon conversion of restricted preferred stock to three holders of preferred stock who were not parties to Mr. Casey's Option Agreement.

        (b) Mr. Casey has sole voting power over 6,035,504 shares of Common Stock and, if he is deemed to own the Common Stock underlying the Preferred Shares, an additional 8,459,970 shares of Common Stock. The Preferred Shares generally are not entitled to vote on any matter. In addition, Mr. Casey has shared voting power over 102,000 shares of Common Stock held in various accounts for the benefit of his minor children.

        (c) See Items 3 and 5 above. Mr. Casey paid an aggregate of $2,424,790 for the Preferred Shares. Mr. Casey does not know how the purchase price for the Preferred Shares was allocated among the Sellers or the per share price of the Preferred Shares.

        (d) Not applicable.

        (e) Not applicable.

                                                              -----------------
                                                              Page 6 of 7 Pages
                                                              -----------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Item 5 above. Under the Board Change Agreement and pursuant to letter agreements with the Sellers and with Ellen Cohen and Martin Fabrikant, Mr. Casey has agreed to vote all of his shares of Incomnet stock in favor of an increase in the number of authorized shares of Common Stock.

Item 7. Material to be filed as Exhibits.

Exhibit 1   Secured Promissory Note by John P. Casey dated November 4, 1998.

Exhibit 2 Stock Pledge Agreement between John P. Casey and Ironwood Telecom LLC dated November 4, 1998.

Exhibit 3 Guaranty of Stock Pledge Agreement by National Telephone & Communications, Inc. dated November 4, 1998.

Exhibit 4 Letter from Mr. Casey to Sellers regarding voting of Mr. Casey's Incomnet shares in favor of an increase in the number of authorized shares of Common Stock.

Exhibit 5 Letter from Mr. Casey to Ellen Cohen and Mark Fabrikant regarding voting of Mr. Casey's Incomnet shares in favor of an increase in the number of authorized shares of Common Stock.

                                                               -----------------
                                                               Page 7 of 7 Pages
                                                               -----------------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  November 5, 1998             ------------------------------------------
                                    John P. Casey